Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. with BlackSky Holdings, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp. (“Osprey”), Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc. (“BlackSky”).

The following press release was issued on March 25, 2021:

BlackSky Accelerates Constellation Deployment with Five Rocket Lab Launches

Company’s real-time geospatial solutions to average one-hour dawn-to-dusk imaging revisit rates and 90-minute delivery times

HERNDON, Va. – March 25 2021 – BlackSky, a leading provider of real-time geospatial intelligence and global monitoring services that recently announced a planned business combination with Osprey Technology Acquisition Corp. (NYSE:SFTW), today reported it has secured five Rocket Lab missions to deploy nine satellites between March and the end of 2021. The first of these launches took place on March 22, 2021. The company is accelerating the deployment of its constellation of Gen-2, high-revisit, high-resolution imaging satellites and expects to deliver capabilities in 2021 that were originally planned for delivery in 2022.

These launch missions enable BlackSky to fast track its plans to offer one-hour average dawn-to-dusk imaging revisits and 90-minute average delivery times for its customers. In 2023, BlackSky expects to begin including its recently announced Gen-3 satellites, which are intended to have 50 cm resolution and short-wave infrared (SWIR) for low light and nighttime imaging capabilities, moving toward the completion of its projected 30-spacecraft constellation.

The multi-launch agreement, inked with launch services provider Spaceflight Inc. who will manage the integration and launch services for BlackSky, includes the launch of nine BlackSky satellites across five Electron missions this year.

“These deployments with Rocket Lab are intended to advance our delivery of real-time geospatial intelligence solutions to our government and commercial customers worldwide,” said Brian E. O’Toole, CEO of BlackSky. “Combined with our AI/ML platform, Spectra AI, BlackSky aims to provide customers with access to dawn-to-dusk global monitoring of key locations around the world. We’re proud to be working with Rocket Lab to achieve this launch cadence and advance our constellation network configuration, which is the foundation of our high-revisit imaging performance.”

Collectively, BlackSky, Spaceflight and Rocket Lab are demonstrating how established expertise, shared understanding of systems, and innovative technologies work together to help accelerate speed to space.

“We’re thrilled to be providing BlackSky with rapid and reliable launches on Electron. Whether flying as a dedicated mission or as a rideshare, launching on Electron provides BlackSky with certainty around launch schedule, control over tailored orbits, and provides confidence and reliability at a critical time in its constellation and business development,” said Peter Beck, CEO of Rocket Lab. “After two back-to-back launches for BlackSky on Electron in 2019, we’re fortunate to continue partnering with industry leaders to deliver reliable and rapid access to space.”

The deployments with Rocket Lab will be facilitated by Spaceflight, a leading provider of launch and mission logistics.

LeoStella, BlackSky’s smallsat development and manufacturing partner, produced the nine BlackSky Gen-2 satellites that are being delivered to Rocket Lab’s launch site in New Zealand.

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About BlackSky

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of observations from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

BlackSky Media Contact

Colleen Moffitt

colleen@communiquepr.com

(+1) 206 282 4923 ext. 113

About Rocket Lab

As a global leader in launch and space systems, Rocket Lab is transforming space access. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered 104 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab operates two launch sites, including the world’s only private orbital launch site located in New Zealand, and a second launch site in Virginia, USA. To learn more, visit www.rocketlabusa.com.

Rocket Lab Media contact

(+64) 27 538 9039 | media@rocketlabusa.com

About Spaceflight Inc.

As the premier global launch services provider, Spaceflight is revolutionizing the business of space transportation through its comprehensive suite of launch services and Sherpa® orbital transfer vehicles. The company provides unprecedented launch flexibility to ensure customers’ smallsats get to orbit exactly when and where they want through a combination of long-standing relationships with a diverse portfolio of launch partners, innovative satellite integration capabilities, including flight and ground support hardware, licensing and logistics management, and extensive mission management expertise. Based in Seattle, Spaceflight has successfully launched hundreds of satellites and is a part of the Mitsui & Co., Ltd. portfolio, operating as an independent, U.S.-based company. For more information, visit http://www.spaceflight.com.

About Osprey

Osprey is a special purpose acquisition corp., or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk

Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.